Exhibit 99.3

FIRST CAPITAL REALTY ANNOUNCES Q1 RESULTS

Toronto, Ontario (May 10, 2016) - First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR), one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties, announced today financial results for the three months ended March 31, 2016.

SELECTED FINANCIAL INFORMATION

(unaudited)	Three months ended March 31
	2016	2015
Operating FFO (1) ($ millions)	$61.5	$55.1
Operating FFO per share — diluted (1)	$0.27	$0.25
FFO (1) ($ millions)	$61.9	$55.4
FFO per share — diluted (1)	$0.27	$0.25
Weighted average shares for FFO — diluted (000s)	226,692	220,861
Same Property NOI (1) ($ millions)	$90.4	$88.4
Same Property NOI growth (1) (2)	2.3%	4.4%
Net income attributable to common shareholders ($ millions)	$67.0	$45.9
Net income per share attributable to common shareholders — diluted	$0.29	$0.21
Weighted average shares for net income — diluted (000s)	243,467	223,652
Total portfolio occupancy rate (3)	95.0%	95.6%
Total Same Property occupancy rate (3)	96.0%	96.3%

(1)  Refer to “Non-IFRS Supplemental Financial Measures” section of this press release.

(2)  Prior periods as reported; not restated to reflect current period categories.

(3)  As at March 31.

FIRST QUARTER FINANCIAL AND OPERATIONAL HIGHLIGHTS

●	Operating FFO per Share: Operating FFO per share increased 8.8% or $0.02 to $0.27 per diluted share vs. $0.25 for the same prior year period. Operating FFO in total dollars increased 11.7% or $6.5 million to $61.5 million vs. the same prior year period.

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●	Same Property NOI Growth: Total Same Property NOI increased 2.3% compared to the same prior year period.

●	Portfolio Occupancy Rate: Total portfolio occupancy declined to 95.0% at March 31, 2016, from 95.6% at March 31, 2015. The decline was primarily driven by the remaining unoccupied space from the closure of two Target stores during the second quarter of 2015 and the closure of a Canadian Tire location in Edmonton during the third quarter of 2015. The majority of these spaces have been re-leased at substantially higher lease rates as at March 31, 2016. Occupancy at March 31, 2016 and 2015 excluding vacant space held for development was 95.6% and 96.3% respectively. Total portfolio occupancy improved 0.2% from December 31, 2015.

●	Lease Renewal Rate Increase: Net rental rates for the period increased 8.5% per square foot on 312,000 square feet of lease renewals. The lease renewal rate increase for the Same Property portfolio was 9.0% on 295,000 square feet of renewals.

●	Growth in Average Net Rental Rate: The average net rental rate increased by 3.4% or $0.62 per square foot over the same prior year period to $19.02 per square foot, primarily due to rent escalations.

●	Invested $114 million net of dispositions in Properties: The Company acquired four income-producing properties and the remaining 50% interest in a development land parcel for a total of $153.5 million and invested $31.1 million in development and redevelopment. The Company also disposed of a 50% non-managing interest in a portfolio of income-producing properties for $71 million while retaining its 50% managing interest.

●	Net Income Attributable to Common Shareholders up $21.1 million: Net income increased to $67.0 million or $0.29 per diluted share compared to $45.9 million or $0.21 per diluted share for the same prior year period. The increase was primarily due to a $25.2 million increase in the fair value of investment properties.

“We were pleased with our strong start to 2016 with solid operating performance at the property level, lower corporate expenses, and lower interest expense” said Adam Paul, President and CEO. “As a result, we have revised upward our expected Operating FFO per share growth to be in the low to mid single digits for the full year. In addition, our organizational transition has progressed very well including our recently announced executive appointments which will now allow me to spend more time on advancing and executing our growth strategy” Mr. Paul concluded.

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FINANCIAL AND CAPITAL MARKETS HIGHLIGHTS

As at ($ millions)	March 31		December 31
	2016	2015	2015
Total Assets	8,388	8,023	8,279
Unencumbered assets	5,945	5,166	5,783
Net debt to total assets	43.6%	41.8%	42.9%
Weighted average term of fixed-rate debt (years)	5.5	5.9	5.5

DIVIDEND

The Company will pay a second quarter dividend of $0.215 per common share on July 12, 2016 to shareholders of record on June 30, 2016.

SUBSEQUENT EVENTS

Redemption of Convertible Debentures

On April 1, 2016, the Company redeemed its remaining 5.25% Series G and 4.95% Series H convertible debentures at par. The full redemption price and any accrued interest owing on each series of convertible debentures was satisfied 50% by the issuance of common shares and 50% in cash.

Senior Unsecured Debentures Issued

On May 6, 2016 the Company completed the issuance of $150.0 million principal amount of Series T senior unsecured debentures due May 6, 2026. These debentures bear interest at a coupon rate of 3.604% per annum, payable semi-annually commencing November 6, 2016.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate, at 2:00 p.m. (ET) on Wednesday, May 11, 2016, in a live conference call with senior management to discuss the Company’s results for the three months ended March 31, 2016.

Teleconference

You can participate in the live conference by dialing 416-340-2217 or toll-free 866-696-5910 with access code 6164127. The call will be accessible for replay until May 25, 2016 by dialing 905-694-9451 or toll-free 800-408-3053 with access code 6884568.

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Webcast

To access the live audio webcast and conference call presentation, please go to First Capital Realty’s website or click on the following link: Q1 2016 Conference Call. The webcast will be accessible for replay in the ‘Investors’ section of the website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties where people live and shop for everyday life. The Company currently owns interests in 160 properties, totaling approximately 24.8 million square feet of gross leasable area.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited interim and audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). As a complement to results provided in accordance with IFRS, the Company discloses certain non-IFRS financial measures, including but not limited to NOI, Same Property NOI, FFO and Operating FFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the three months ended March 31, 2016, which should be read in conjunction with this press release. Since these non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents the above non-IFRS measures as management believes they are commonly accepted and meaningful financial measures of operating performance. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can generally be identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “project”, “expect”, “intend”, “outlook”, “objective”, “may”, “will”, “should”, “continue” and similar expressions. The forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements.

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Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A for the year ended December 31, 2015 and under “Risk Factors” in its current Annual Information Form. Risks and uncertainties that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements include, but are not limited to: general economic conditions; real property ownership; competitive supply of retail properties; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; repayment of indebtedness and the availability of debt and equity financing; changes in interest rates and credit spreads; changes to credit ratings; tenant financial difficulties; unexpected costs or liabilities related to acquisitions, development and construction; increases in operating costs and property taxes; geographic and tenant concentration; risks in joint ventures; residential development, sales and leasing; and environmental liability and compliance costs.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

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For further information:

Adam Paul

President & CEO

(416) 216-2081

adam.paul@firstcapitalrealty.ca

Kay Brekken

Executive Vice President & CFO (416) 216-2051

kay.brekken@firstcapitalrealty.ca

www.firstcapitalrealty.ca

TSX : FCR

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